Exhibit 8.1

[Letterhead of Davies Ward Phillips & Vineberg LLP]

Centerplate, Inc.
201 East Broad Street
Spartanburg, South Carolina 29306

Dear Sirs/Mesdames:

In connection with the Registration Statement on Form S-3, Reg. No. 333-141551 (the “Registration Statement”) filed by Centerplate, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of an aggregate of 2,517,817 Income Deposit Securities (“IDSs”), each representing one share of Common Stock, par value of 0.01 per share, of the Company (“Common Stock”) and $5.70 aggregate principal amount of 13.5% subordinated notes due 2013 of the Company (“Notes”) (the “offering”), and a preliminary supplement to the prospectus filed as part of the Registration Statement (the “Preliminary Prospectus Supplement”), you have asked Davies Ward Phillips & Vineberg LLP (hereinafter referred to as “Davies”, “we” or “our”) for our opinion (this “Opinion”) regarding the material United States federal income tax consequences to a holder of purchasing, holding, and disposing of an IDS and to the Company of issuing and making payments on an IDS.

I. Introduction

We have based this Opinion upon, and it is subject to, the facts and assumptions set forth herein. In preparing this Opinion, we have relied, to the extent we deemed proper, on your explanation of the relevant facts. In rendering our Opinion, we have considered and relied upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings, judicial decisions, regulations, and procedures issued by the Internal Revenue Service (the “IRS” or the “Service”), and such other authorities as we have deemed appropriate. All such authorities are subject to change, either prospectively or retroactively.

A. Documents

In connection with rendering our Opinion, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the Registration Statement, the Prospectus Supplement, a form of the indenture among the Company, the Guarantors and The Bank of New York, as Trustee dated as of December 10, 2003, as amended by a First Amendment to Indenture dated as of October 24, 2006, and as supplemented by that certain Supplemental Indenture, a form of the stock certificate, a form of the global IDS certificate, and a form of the 13.5% Subordinated Note due 2013 under which the IDSs are being issued, and originals, duplicates or certified or conformed copies of such records, agreements, instruments and other documents as we have deemed relevant and necessary in connection with our Opinion (collectively, the “Reviewed Documents”):

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the Reviewed Documents are true and correct, and all of the obligations imposed by any Reviewed Documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have assumed the genuineness of all signatures, the proper execution of all Reviewed Documents, the authenticity of all Reviewed Documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. We have also assumed that the Registration Statement contains full, true and plain disclosure of all material facts relating to the securities offered thereby and contains no untrue statement of a material fact or omission of a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.

In rendering this Opinion, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions.

For purposes of our Opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way.

B. Houlihan Lokey Opinion

In rendering our opinion, we have relied upon an opinion letter of Houlihan Lokey Howard & Zukin, Financial Advisors, Inc. (“Houlihan Lokey”), of even date herewith, to the effect that: (a) when taken together and considered as a whole, without any single factor necessarily being dispositive, the term, interest rate, issue price, and other material provisions of the Notes, including, inter alia, restrictions on incurrence of debt and payment of dividends, are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender not otherwise owning equity in the Company, bargaining at arm’s length with the Company, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender or investor in the corporate bond market or other market for corporate debt and not primarily an investor in preferred stock; (b) based on the detailed eight year financial forecasts provided by the Company (and assuming without verifying that those forecasts are correct), taking into account the interest deferral feature and the 179 day forbearance period and assuming that market conditions at all relevant times are substantially similar to current market conditions, the Company should be able to make all scheduled debt service payments on the Notes without any interest deferral and on a timely basis, should be able to repay the principal amount of the Notes at their maturity date, and it is likely that such repayment should be able to be made with accumulated cash and/or by refinancing with unsubordinated short term (i.e., 5 years or less) debt in the bank or corporate bond markets, or a combination thereof; (c) the Notes, if sold in their entirety, could be sold separately to unrelated third parties for a price approximately equal to their par value; (d) after giving effect to the Offering, the ratio of the aggregate amount of indebtedness of the Company and its subsidiaries to the fair market value of the Company’s equity is commercially reasonable under the circumstances; (e) after giving effect to the Offering, the Company’s ratio of Adjusted EBITDA (as calculated under the indenture under which the Notes are issued (the “Indenture”)) to fixed charges and ratio of total indebtedness to Adjusted EBITDA (as calculated under the Indenture) are commercially reasonable under the circumstances; (f) after the closing of the Offering, in transactions involving the applicable securities, an investor holding IDSs may separate the IDSs into Notes and common shares, and an investor holding Notes and common shares may create IDSs, in each case without material market impediments; (g) there is a reasonable possibility that there will be circumstances such that an investor holding the IDSs would find it economically advantageous to separate the IDSs into Notes and common shares; and (h) the fixed interest rate of 13.5% on each Note is commercially reasonable in the current market under the circumstances considering all material provisions of the Notes.

The opinion of Houlihan Lokey also addresses: (i) the fair market value of the Notes in the aggregate and on a per IDS basis, (ii) the fair market value of the Common Stock in the aggregate and on a per IDS basis, and (iii) the ratio of (A) the sum of (I) the principal amount of the Notes, (II) the principal amount of senior notes outstanding under the Company’s credit facility and (III) the amount outstanding under the Company’s revolving credit facility, to (B) the fair market value of the Company’s equity.

C. Commitment from UBS

UBS is representing in the Preliminary Prospectus Supplement that it intends to facilitate a secondary market in the IDSs and, upon separation, the Notes and the Common shares. With the permission of UBS, we have assumed that the statements to be made in the Preliminary Prospectus Supplement are correct in all material respects.

D. Company Certificate and Other Assumptions

We have relied upon the factual representations contained in the Company’s certificate executed by a duly appointed officer of the Company setting forth certain representations relating to, among other things, the organization and operation of the Company, the Company’s overall capital structure, including its debt to equity ratio after giving effect to the IDSs offering, and the Company’s ability to meet its debt obligations based on its projected financial performance. We have assumed that all of the representations contained in such certificate are accurate and complete.

Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of the facts or assumptions that we have relied upon may adversely affect our Opinion.

II. Opinion

Based upon the foregoing, and subject to the qualifications and limitations stated herein:

•	The statements set forth in the Registration Statement and the Preliminary Prospectus Supplement under the caption “Material U.S. Federal Income Tax Consequences,” insofar as they discuss matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute our opinion as to the material United States federal income tax consequences of the purchase, ownership and disposition of IDSs by U.S. holders;

•	It is our opinion that the Notes should be characterized as debt for U.S. federal income tax purposes;

•	While the matter is not free from doubt, it is our opinion that the interest on the Notes should be fully deductible by the Company;

•	It is our opinion that no withholding of U.S. federal income tax should be required with respect to the payment of principal or interest on the Notes unless: (1) the holder of a Note is a U.S. person, within the meaning of Code section 7701(b)(30), that is not an exempt recipient under the backup withholding rules, and fails to provide a taxpayer identification number or fails to certify that it: (i) has provided a correct taxpayer identification number, (ii) has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified it that it is no longer subject to backup withholding, and (iii) is a U.S. person; or (2) the holder of a Note is not a U.S. person and (i) actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, within the meaning of Code section 871(h)(3) and the regulations thereunder; (ii) is a controlled foreign corporation, within the meaning of Code section 957(a), that is related to the Company, within the meaning of Code section 864(d)(4); (iii) is a bank whose receipt of interest on the Note is described in Code section 881(c)(3)(A); or (iv) fails to satisfy the statement requirement set forth in Code sections 871(h)(5) and 881(c)(2)(B).

There is no published authority on certain issues considered in connection with rendering this Opinion. No ruling from the IRS will be sought with respect to any of these matters. Moreover, the Opinion expressed herein is not binding on the IRS, and there can be no assurance that the IRS will not take a position contrary to the Opinion expressed herein and will not be successful in sustaining such a contrary position in the courts. The statutes, regulations, judicial decisions and administrative interpretations upon which this Opinion is based are subject to change at any time, potentially with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our Opinion could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our Opinion would be inapplicable.

III. Further Information

We are members of the Bar of the State of New York. Except for the Opinion expressed above, we express no opinion as to any other tax consequences of the transactions described in this Opinion to any person or entity under federal, state, local, or foreign laws. In addition, we express no opinion as to the laws of any jurisdiction other than the federal laws of the U.S. to the extent specifically referred to above. This Opinion is limited to the specific issues addressed, and the Opinion rendered above is limited in all respects to laws and facts existing on the date of this letter. By rendering this Opinion, we undertake no responsibility to update or supplement our Opinion or to advise you with respect to any other matter or of any change in the laws or facts or in the interpretations of such laws which may occur after the date of this Opinion.

Our Opinion is based upon the understanding that the relevant facts are, and will be, as of the date of this Opinion, as set forth or referred to in this Opinion. If this understanding is incorrect or incomplete in any respect, our Opinion could be affected.

Our Opinion is also based on the Code, Treasury Regulations, case law, and IRS rulings as they now exist, none of which squarely addresses every factual circumstance that could occur, but all of which, taken together, in our opinion, provide a sufficient legal basis for our Opinion. However, as described above, the possibility exists that our Opinion as to the proper application of the law to the facts would not be accepted by the IRS or would not prevail in court.

Yours truly,